706 Deerpath Drive
Vernon Hills, IL 60061

December 5, 2003

To:	Holders of Wickes Senior Subordinated Notes Due December 15, 2003

RE:	TIME SENSITIVE MATTER REQUIRING YOUR IMMEDIATE ATTENTION

Dear Note Holder,

     Wickes has seen many challenges and accomplished a great deal during 2003. We have enthusiastically supported the return of Jim O’Grady as our new President and Chief Executive Officer. Under Mr. O’Grady’s leadership, our Company has seen significant increases in same store sales growth and dramatic reductions in our expense structure. All of these efforts are, of course, aimed at positioning Wickes for a return to long term success and profitability.

     We have also worked hard to communicate the challenges related to our highly leveraged financial structure and the great strain on our financial situation resulting from the upcoming maturity of our 11 5/8% Senior Subordinated Notes due December 15, 2003. I hope you are well aware of the current offer to exchange for each $1,000 principal amount of senior subordinated notes, either (i) $500 in cash and $250 principal amount of new 10% Convertible Notes due June 15, 2007 or (ii) $1,000 principal amount of new 10% Convertible Notes.

     While insufficient liquidity and limited credit line availability have contributed to our anticipated inability to pay our senior subordinated notes at maturity, we believe our senior lenders and key vendors will continue to support our business if our exchange offer is successfully completed.

     It is critically important that as a noteholder you understand our need for your support as well. If less than 95% ($20,066,850 aggregate principal amount) of our senior subordinated notes are properly tendered for exchange on or before December 10, 2003, the expiration date of the exchange offer, there is a high likelihood that we will default on our December 15, 2003 principal and interest payments. Under this scenario, we may be forced to petition for relief under the U.S. Bankruptcy Code, or our creditors may file an involuntary petition against us. In that event, as described on pages 5 — 8 of our Offering Memorandum which you previously received, we might be unable to continue as a going concern and may be required to liquidate. In our opinion, the recovery you would receive in a liquidation would very likely be materially less than you would receive in the cash and new note option of the exchange offer.

     We encourage you to communicate directly with Wickes senior management to assure yourself the benefits of an informed decision. Please contact James A. Hopwood, Chief Financial Officer, toll free at (800) 360-9457, or direct dial at (847) 367-3552 to discuss this time sensitive matter.

Sincerely,

Wickes Inc.